Mail Stop 3561

September 21, 2009

Robert P. LoCascio
Chief Executive Officer
LivePerson, Inc.
462 Seventh Avenue, 3rd Floor
New York, New York 10018

> Re: **LivePerson, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **Filed May 11, 2009 and August 7, 2009**
> **File No. 000-30141**

Dear Mr. LoCascio:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Government Regulation, page 8

1. We note your statement that you are subject to federal, state, and local regulation and laws of jurisdictions outside of the United States with respect to computer software and access to or commerce over the Internet. To the extent material to your business, please discuss the effect of existing or probable governmental regulations on the business.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 26

General

2. Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

    •   economic or industry-wide factors relevant to your company, and

    •   material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

    For example, we note your statement on page 36 under "Currency Rate Fluctuations" that the depreciation of the U.S. dollar against the NIS has had an increased adverse impact on your results of operations and financial condition…" Please discuss how this has affected your results of operations and financial condition and the actions you are taking to address this fluctuation. In light of the current global economic turmoil and the potential ramifications on business spending, to the extent material, you should discuss the affect this uncertainty may have on your operations. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Results of Operations, page 31

3. We note your statement that "your historical operating results should not be relied upon as indicative of future performance." We note a similar statement in your Forms 10-Qs for the fiscal quarters ended March 31, 2009 and June 30, 2009. In future filings, please remove any statement that implies or states that one should not rely upon your historical operating results. In the alternative, you may make a statement that alerts readers to reasons why your historical operating results may not be a good indicator of your future performance. Please confirm your understanding in this regard.

Contractual Obligations and Commitments, page 35

Capital Expenditures, page 35

4. Please discuss what your $8 million in capital expenditures will consist of in 2009 and the anticipated source of the funds to pay for the expenditures.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk, page 36

Currency Rate Fluctuations, page 36

5. We note your statement that you evaluate appropriate hedging strategies to mitigate currency rate fluctuations on an ongoing basis. Please discuss your hedging strategies, the objectives of your strategies, and instruments, if any, that you use to manage currency rate exposure. Please refer to Item 305(b) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation, page 11

6. Please discuss in an appropriate area of your disclose your equity or other security ownership requirements or guidelines (specifying applicable amounts and forms of ownership), and any policies you have regarding hedging the economic risk of such ownership. Please refer to Item 402(b)(2)(xiii) of Regulation S-K.

7. Please discuss in an appropriate area of your disclosure the role executive officers play in determining executive compensation. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Compensation Objectives and Strategies, page 12

8. We note your statement that "[c]ompensation depends primarily on Company results and individual performance against objectives." For each element of compensation, please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the objectives that each named executive officer's performance is measured against. See Item 402(b)(2)(vii) of Regulation S-K.

Use of Outside Advisors, page 13

9. We note your statement that your Compensation Committee reviews competitive compensation data prepared by Culpepper and Associates, and publicly available data for industry peer group companies. To the extent that the compensation committee engaged in benchmarking against the companies in Culpepper and Associates data or against the companies in your peer group, please identify the benchmark, and if applicable, its

components, including component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Compensation Structure, page 13

10. We note under "Employment Agreements for our Named Executive Officers" that Robert P. LoCascio and Timothy E. Bixby are eligible under their employment agreements for an annual discretionary bonus and that Eli Campo and Kevin T. Kohn participate in LivePerson's bonus plan. Please include in this section a discussion of the annual discretionary bonus and LivePerson's bonus plan as they relate to the structure of your executive compensation. Also, please advise what relationship, if any, that these awards have to your Annual Incentive Compensation plan awards described under the section titled "Annual Incentive Compensation."

1. Salary, page 13

11. Please discuss the strategic achievements, market conditions, and competitive practices and other factors that you considered when setting your named executive officers' salaries in 2008 and 2009. Please discuss your Compensation Committee's reasoning in any decision to increase or decrease salary materially.

2. Annual Incentive Compensation, page 14

12. We note that payment under your Annual Incentive Compensation plan is "contingent upon the attainment of certain performance targets," which may include items such earnings per share, return on equity, assets or capital, gross net revenues among other forms of corporate performance listed in this section. Please indicate exactly which forms of corporate performance the Compensation Committee used with respect to 2008 compensation and how these factors differed, if at all, from the factors selected for setting 2007 compensation. Also for each area of corporate performance selected, please disclose the goals necessary to achieve threshold, target and maximum payout; your actual results under those categories; and how the amount paid to each executive officer was ultimately determined. Finally, if you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

3. Long-term Incentives – Equity-Based Awards, page 14

13. Please discuss how you determined the amount of long-term incentives that were awarded to each named executive officer.

Compensation Committee Discretion, page 15

14. We note that the Compensation Committee has the discretion to increase or decrease compensation materially. Please discuss if the Compensation Committee exercised its discretion in 2008 to adjust compensation, and if so, whether the adjustment applied to one or more of your specified named executive officers and to which elements of pay. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Grants of Plan-Based Awards in 2008 Fiscal Year, page 21

15. We note your statement under footnote one to this table that "[t]here were no threshold bonus opportunities." However, on page 14 under "Annual Incentive Compensation" you state that your bonus payout in any given year for any individual will be between 50% and 150% of the individual's target bonus. This statement seems to indicate a threshold, target and maximum payment of 50%, 100% and 150% under your Annual Incentive Compensation. Please reconcile these two statements. Also, please revise the "Estimated Future Payouts under Non-Equity Incentive Plan Awards" columns of your Grants of Plan-Based Awards to disclose the potential threshold, target and maximum payouts under your Annual Incentive Compensation plan or advise why it is not appropriate for you to do so.

Certain Relationships and Related Transactions, page 24

16. Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. In this regard, to the extent applicable please discuss;

    • the types of transactions that are covered by such policies and procedures;

    • the standards to be applied pursuant to such policies and procedures;

    • the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures; and

    • a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

    Please refer to Item 404(b) of Regulation S-K.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director